1. Name and Address of Reporting Person

       Laures, Gerald M.
       1151 Walden Lane
       Deerfield, Illinois 60015

2. Issuer Name and Ticker or Trading Symbol

       Cobra Electronics Corporation
       COBR

3. IRS or Social Security Number of Reporting Person (Voluntary)

       ###-##-####

4. Statement for Month/Year

       August 1998

5. If Amendment, Date of Original (Month/Year)

       Not Applicable

6. Relationship of Reporting Person to Issuer

       xxx Director
       xxx Officer (give title below)
           Vice President-Finance and Chief Financial Officer
       ___ 10 percent owner
       ___ Other (specify below)

7. Individual or Joint Group Filing (check applicable line)

       xxx Form filed for One Reporting Person
       ___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned

1. Title of Security - Common stock

2. Transaction Date  - August 3, 1998

3. Transaction Code  - M
                     - V

4. Securities Acquired (A) or Disposed of (D)

        Amount     - 5,000
        (A) or (D) - A
        Price      - $2.50

5. Amount of Securities Beneficially Owned at End of Month

        18,900 shares

6. Ownership Form: Direct (D) or Indirect (I) - D

7. Nature of Indirect Beneficial Ownership    - Not applicable


TABLE II - DERIVATIVE SECURITES ACQUIRED, DISPOSED OF, OR
BENEFIFIALLY OWNED

1. Title of Derivatie Security - Common stock

2. Conversion of Exercise Price of Derivative Security - $2.50

3. Tracation Date - August 3, 1998

4. Transaction Code - M

5. Number of Derivative Securities Acquired (A) or Disposed of (D) - 5,000 shares (D)

6. Date Exercisable and Expiration Date -
             Exercisable - August 12, 1994, August 12, 1995,
                           August 12, 1996, August 12, 1997
             Expiration
             Date        - August 10, 1998


/s/ Gerald M. Laures                   August 13, 1998
Signature of Reporting Person                Date